Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated January 4, 2011

The MITTS® are being offered by Bank of America Corporation (“BAC”). The MITTS will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the MITTS involves a number of risks. There are important differences between the MITTS and a conventional debt security, including different investment risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page S-13 of product supplement MITTS-4. MITTS:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$ 0.25	$
Proceeds, before expenses, to Bank of America Corporation	$ 9.75	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.20 per unit, respectively. The public offering price and underwriting discount for any purchase by certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. will be $9.75 per unit and $0.00 per unit, respectively.

*Depending on the date the MITTS® are priced for initial sale to the public (the “pricing date”), which may be in January or February 2011, the settlement date may occur in January or February 2011, and the maturity date may occur in January or February 2016. Any reference in this term sheet to the month in which the pricing date, the settlement date, or the maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.
January , 2011

Units Expected Pricing Date* January , 2011 Market Index Target-Term Securities® Settlement Date* January , 2011 Linked to the Dow Jones Industrial AverageSM, Maturity Date* January , 2016 due January , 2016 CUSIP No. $10 principal amount per unit Term Sheet No. Market Index Target-Term Securities® 100% participation in increases in the level of the Dow Jones Industrial AverageSM (the “Index”), subject to a cap of between 55% and 65% 100% principal protected at maturity against decreases in the level of the Index A maturity of approximately five years Repayment of principal at maturity is subject to the credit risk of Bank of America Corporation No periodic interest payments No listing on any securities exchange Market Downside Protection Enhanced Income Market Access Enhanced Return Enhanced Return Market Downside Protection

Summary

The Market Index Target-Term Securities® Linked to the Dow Jones Industrial AverageSM, due January     , 2016 (the “MITTS”) are our senior unsecured debt securities. The MITTS are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The MITTS will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the MITTS, including any repayment of principal, will be subject to the credit risk of BAC. The MITTS provide investors with a 100% participation rate in increases in the level of the Dow Jones Industrial AverageSM (the “Index”) from the Starting Value of the Index, determined on the pricing date, to the Ending Value of the Index, determined during the Maturity Valuation Period shortly before the maturity date, subject to a maximum return of 55% to 65% over the Original Offering Price. Investors must be willing to forgo interest payments on the MITTS and be willing to accept a return that is capped.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement MITTS-4. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the MITTS

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10.00 per unit
Base Value:	$10.00 per unit
Term:	Approximately five years
Market Measure:	Dow Jones Industrial AverageSM (Bloomberg symbol: “INDU”)
Starting Value:

The closing level of the Index on the pricing date. The Starting Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the MITTS.

Ending Value:

The average of the closing levels of the Index on each scheduled calculation day during the Maturity Valuation Period. If it is determined that a scheduled calculation day is not a Market Measure Business Day, or if a Market Disruption Event occurs on a scheduled calculation day, the Ending Value will be determined as more fully described beginning on page S-31 of product supplement MITTS-4.

Capped Value:

$15.50 to $16.50 per unit of the MITTS, which represents a return of 55% to 65% over the Original Offering Price. The actual Capped Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the MITTS.

Maturity Valuation Period:

Five scheduled calculation days shortly before the maturity date, determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the MITTS.

Participation Rate:	100%
Minimum Redemption Amount:	$10.00 per unit
Calculation Agent:	MLPF&S, a subsidiary of BAC

Determining the Redemption Amount for the MITTS

On the maturity date, you will receive a cash payment per MITTS (the “Redemption Amount”) calculated as follows:

Market Index Target-Term Securities®	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the MITTS at maturity, based upon the Participation Rate of 100% and a hypothetical Capped Value of $16.00 (a 60% return), the midpoint of the Capped Value range of $15.50 to $16.50. The blue line reflects the hypothetical returns on the MITTS, while the dotted gray line reflects the hypothetical returns of a direct investment in the stocks included in the Index, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Starting Value, Ending Value, Capped Value, and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are three examples of hypothetical Redemption Amount calculations (rounded to two decimal places) payable at maturity, based upon the Participation Rate of 100%, the Base Value of $10.00 (per unit), a hypothetical Starting Value of 11,577.51, which was the closing level of the Index on December 31, 2010, the Minimum Redemption Amount of $10.00 (per unit), and a hypothetical Capped Value of $16.00 (per unit), the midpoint of the Capped Value range of $15.50 to $16.50.

Example 1—The hypothetical Ending Value is 90% of the hypothetical Starting Value:

Hypothetical Starting Value:	11,577.51
Hypothetical Ending Value:	10,419.76

Hypothetical Redemption Amount (per unit) = $10.00 (The Redemption Amount cannot be less than the $10.00 Minimum Redemption Amount.)

Example 2—The hypothetical Ending Value is 130% of the hypothetical Starting Value:

Hypothetical Starting Value:	11,577.51
Hypothetical Ending Value:	15,050.76

Hypothetical Redemption Amount (per unit) =	$10 +	[	$10 × 100% ×	(15,050.76 – 11,577.51)	]	= $13.00
11,577.51

Hypothetical Redemption Amount (per unit) = $13.00

Example 3—The hypothetical Ending Value is 210% of the hypothetical Starting Value:

Hypothetical Starting Value:	11,577.51
Hypothetical Ending Value:	24,312.77

Hypothetical Redemption Amount (per unit) = the smaller of (a) $10 +	[	$10 × 100% ×	(24,312.77 – 11,577.51)	]	= $21.00 and (b) $16.00
11,577.51

Hypothetical Redemption Amount (per unit) = $16.00 (The Redemption Amount cannot be greater than the Capped Value.)

Market Index Target-Term Securities®	TS-3

The following table illustrates, for a hypothetical Starting Value of 11,577.51 (the closing level of the Index on December 31, 2010) and a range of hypothetical Ending Values:

▪	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;
▪	the hypothetical Redemption Amount per unit of the MITTS (rounded to two decimal places); and
▪	the hypothetical total rate of return to holders of the MITTS.

The table below reflects the Participation Rate of 100%, the Base Value of $10.00 (per unit), the Minimum Redemption Amount of $10.00 (per unit), and a hypothetical Capped Value of $16.00 (per unit), the midpoint of the Capped Value range of $15.50 and $16.50.

Hypothetical Ending Value (1)	Percentage Change from the Hypothetical Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the MITTS
5,788.76	-50.00%	$10.00	0.00%
6,946.51	-40.00%	$10.00	0.00%
8,104.26	-30.00%	$10.00	0.00%
9,262.01	-20.00%	$10.00	0.00%
10,419.76	-10.00%	$10.00	0.00%
10,998.63	-5.00%	$10.00	0.00%
11,288.07	-2.50%	$10.00	0.00%
11,577.51 (2)	0.00%	$10.00 (3)	0.00%
11,866.95	2.50%	$10.25	2.50%
12,156.39	5.00%	$10.50	5.00%
12,735.26	10.00%	$11.00	10.00%
13,893.01	20.00%	$12.00	20.00%
15,050.76	30.00%	$13.00	30.00%
16,208.51	40.00%	$14.00	40.00%
17,366.27	50.00%	$15.00	50.00%
18,524.02	60.00%	$16.00 (4)	60.00%
19,681.77	70.00%	$16.00	60.00%
20,839.52	80.00%	$16.00	60.00%
21,997.27	90.00%	$16.00	60.00%
23,155.02	100.00%	$16.00	60.00%

(1)	The Index is a price return index. Accordingly, the Ending Value will not include any income generated by dividends paid on the stocks included in the Index, which you would otherwise be entitled to receive if you invested in those stocks directly.

(2)	This is the hypothetical Starting Value, which was the closing level of the Index on December 31, 2010. The actual Starting Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the MITTS.

(3)	The hypothetical Redemption Amount will not be less than the Minimum Redemption Amount of $10.00 per unit of the MITTS.

(4)	The hypothetical Redemption Amount cannot exceed the hypothetical Capped Value of $16.00 per unit of the MITTS (the midpoint of the Capped Value range of $15.50 to $16.50). The actual Capped Value will be determined on the pricing date and set forth in the final term sheet that will be made available in connection with sales of the MITTS.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value, Ending Value, Capped Value, and the term of your investment.

Market Index Target-Term Securities®	TS-4

Risk Factors

There are important differences between the MITTS and a conventional debt security. An investment in the MITTS involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the MITTS in the “Risk Factors” sections beginning on page S-13 of product supplement MITTS-4 and page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the MITTS.

▪	You may not earn a return on your investment.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Your investment return on the MITTS, if any, is limited to the return represented by the Capped Value.

▪	Your investment return, if any, may be less than a comparable investment directly in the Index or the stocks included in the Index.

▪	You must rely on your own evaluation of the merits of an investment linked to the Index.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the MITTS while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the MITTS.

▪	A trading market is not expected to develop for the MITTS. MLPF&S is not obligated to make a market for, or to repurchase, the MITTS.

▪	The Redemption Amount will not be affected by all developments relating to the Index.

▪

Dow Jones Trademark Holdings, LLC, a part of Dow Jones & Company, Inc. (collectively, “Dow Jones”), and CME Group Index Services LLC (“CME”) may adjust the Index in a way that affects its level, and Dow Jones and CME have no obligation to consider your interests.

▪

You will have no rights of a holder of the securities represented by the Index, and you will not be entitled to receive securities or dividends or other distributions of the issuers of those securities.

▪

While we or our affiliates may from time to time own shares of companies included in the Index, except to the extent that our common stock is included in the Index, we do not control any company included in the Index and are not responsible for any disclosure made by any other company.

▪

If you attempt to sell the MITTS prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways and their market value may be less than their Original Offering Price.

▪	Payments on the MITTS are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the MITTS.

▪	Purchases and sales by us and our affiliates of shares of companies included in the Index may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return on the MITTS and their market value.

▪	Our business activities relating to the companies represented by the Index may create conflicts of interest with you.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪

You should consider the tax consequences of investing in the MITTS. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-4.

Market Index Target-Term Securities®	TS-5

Investor Considerations

You may wish to consider an investment in the MITTS if:

▪	You anticipate that the level of the Index will increase from the Starting Value to the Ending Value.

▪	You accept that the return on the MITTS will be zero if the level of the Index is unchanged or decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the MITTS will not exceed the return represented by the Capped Value.

▪	You are willing to forgo interest payments on the MITTS, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You seek exposure to the Index with no expectation of dividends or other benefits of owning the stocks included in the Index.

▪

You are willing to accept that a trading market is not expected to develop for the MITTS. You understand that secondary market prices for the MITTS, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the MITTS.

The MITTS may not be an appropriate investment for you if:

▪

You anticipate that the level of the Index will decrease from the Starting Value to the Ending Value or that the level of the Index will not increase sufficiently over the term of the MITTS to provide you with your desired return.

▪	You seek an investment that provides a guaranteed redemption amount above the principal.

▪	You seek a return on your investment that will not be capped at a percentage that will be between 55% and 65% over the Original Offering Price.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You seek assurances that there will be a liquid market if and when you want to sell the MITTS prior to maturity

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the MITTS.

Other Provisions

We may deliver the MITTS against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the MITTS occurs more than three business days from the pricing date, purchasers who wish to trade the MITTS more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the MITTS, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agent in the distribution of the MITTS. Accordingly, offerings of the MITTS will conform to the requirements of NASD Rule 2720. Under our distribution agreement with MLPF&S, MLPF&S will purchase the MITTS from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated underwriting discount. MLPF&S will not receive an underwriting discount for MITTS sold to certain fee-based trusts and fee-based discretionary accounts managed by U.S. Trust operating through Bank of America, N.A. In the original offering of the MITTS, the MITTS will be sold in minimum investment amounts of 100 units.

MLPF&S may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the MITTS but is not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

Market Index Target-Term Securities®	TS-6

The Index

All disclosures contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation, and changes in its components have been derived from publicly available sources. The information reflects the policies of Dow Jones, and is subject to change by Dow Jones. Dow Jones has no obligation to continue to publish, and may discontinue publication of, the Index. The consequences of Dow Jones discontinuing publication of the Index are discussed in the section of product supplement MITTS-4 beginning on page S-49 entitled “Description of MITTS—Discontinuance of a Non-Exchange Traded Fund-Based Market Measure—Equity-Based or Commodity-Based Market Measures that Are Not Exchange Traded Funds.” None of us, the calculation agent, or the selling agent accepts any responsibility for the calculation, maintenance, or publication of the Index or any successor index.

The “DJIASM” is a product of Dow Jones Indexes and has been licensed for use. “Dow Jones”, “Dow Jones Industrial AverageSM”, and “DJIASM” are service marks of Dow Jones and have been licensed for use for certain purposes by us. The MITTS based on the Dow Jones Industrial AverageSM are not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates and Dow Jones, CME and their respective affiliates make no representation regarding the advisability of investing in the MITTS.

The Index is a price-weighted index (i.e., the weight of a component stock in the Index is based on its price per share rather than the total market capitalization of the issuer of the component stock) comprised of 30 common stocks chosen by the editors of The Wall Street Journal (the “WSJ”), which is published by Dow Jones, as representative of the broad market of U.S. industry. The Index is not limited to traditionally defined industrial stocks. Instead, the Index serves as a measure of the entire U.S. market, covering such diverse industries as financial services, technology, retail, entertainment, and consumer goods. Although there are no pre-determined criteria for inclusion of a component stock, the corporations represented in the Index are U.S. companies that tend to be leaders within their respective industries, with stocks that are typically widely held by individuals as well as institutional investors.

Changes in the composition of the Index are made entirely by the editors of the WSJ without consultation with the corporations represented in the Index, any stock exchange, any official agency, or us. Historically, most changes to the component stocks of the Index have been the result of corporate acquisitions or other dramatic shifts in a component stock’s core business, but, from time to time, changes may be made to achieve what the editors of the WSJ deem to be a more accurate representation of the broad market of U.S. industry. When such an event necessitates that one component stock be replaced, the entire Index is reviewed and, as a result, multiple component stock changes are often implemented simultaneously. In choosing a new corporation for the Index, the editors of the WSJ look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the Index may be changed at any time for any reason. Dow Jones, publisher of the WSJ, is not affiliated with us and has not participated in any way in the creation of the MITTS.

The Index initially consisted of 12 common stocks and was first published in the WSJ in 1896. The Index was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the Index has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the Index have been changed on a relatively infrequent basis.

Computation of the Index

The level of the Index is the sum of the primary exchange prices of each of the 30 component stocks included in the Index, divided by a divisor that is designed to provide a meaningful continuity in the level of the Index. Because the Index is price-weighted, stock splits or changes in the component stocks could result in distortions in the Index level. In order to prevent these distortions related to extrinsic factors, the divisor is periodically changed in accordance with a mathematical formula that reflects adjusted proportions within the Index. The current divisor of the Index is published daily in the WSJ and other publications. In addition, other statistics based on the Index may be found in a variety of publicly available sources.

Market Index Target-Term Securities®	TS-7

The following table presents the listing symbol, industry group, price per share, total number of shares outstanding, and market capitalization for each of the component stocks in the Index based on publicly available information on December 31, 2010.

Issuer of Component Stock(1)	Symbol	Industry	Price Per Share(2)	Shares Outstanding (in Millions)(2)	Market Capitalization (in Millions)(2)	Component Stock Weight
3M Co.	MMM	Diversified Industrials	$86.30	714.86	61,692.34	5.64%
Aluminum Co. of America	AA	Aluminum	$15.39	1,021.44	15,719.99	1.01%
American Express Co.	AXP	Consumer Finance	$42.92	1,203.76	51,665.56	2.81%
AT&T Inc.	T	Fixed Line Telecommunications	$29.38	5,910.00	173,635.80	1.92%
Bank of America	BAC	Banks	$13.34	10,085.15	134,535.86	0.87%
Boeing Co.	BA	Aerospace	$65.26	733.58	47,873.46	4.27%
Caterpillar Inc.	CAT	Commercial Vehicles & Trucks	$93.66	634.70	59,446.27	6.12%
Chevron Corp.	CVX	Integrated Oil & Gas	$91.25	2,012.43	183,634.09	5.97%
Cisco Systems Inc.	CSCO	Networking Products	$20.23	5,542.76	112,130.06	1.32%
Coca-Cola Co.	KO	Soft Drinks	$65.77	2,322.03	152,720.16	4.30%
E.I. DuPont De Nemours & Co.	DD	Commodity Chemicals	$49.88	912.89	45,535.15	3.26%
Exxon Mobil Corp.	XOM	Integrated Oil & Gas	$73.12	5,042.56	368,711.75	4.78%
General Electric Co.	GE	Diversified Industrials	$18.29	10,654.72	194,874.80	1.20%
Hewlett-Packard Co.	HPQ	Computer Hardware	$42.10	2,190.43	92,216.91	2.75%
Home Depot Inc.	HD	Home Improvement Retailers	$35.06	1,638.82	57,457.05	2.29%
Intel Corp.	INTC	Semiconductors	$21.03	5,578.00	117,305.34	1.37%
International Business Machines Corp.	IBM	Computer Services	$146.76	1,242.36	182,328.91	9.59%
Johnson & Johnson	JNJ	Pharmaceuticals	$61.85	2,746.25	169,855.78	4.04%
JPMorgan Chase & Co.	JPM	Banks	$42.42	3,909.18	165,827.47	2.77%
Kraft Foods Inc. Class A	KFT	Food Products	$31.51	1,746.77	55,040.84	2.06%
McDonald’s Corp.	MCD	Restaurants & Bars	$76.76	1,056.51	81,097.46	5.02%
Merck & Co. Inc.	MRK	Pharmaceuticals	$36.04	3,080.88	111,034.95	2.36%
Microsoft Corp.	MSFT	Software	$27.92	8,555.52	238,784.66	1.83%
Pfizer Inc.	PFE	Pharmaceuticals	$17.51	8,009.95	140,254.25	1.14%
Procter & Gamble Co.	PG	Nondurable Household Products	$64.33	2,799.19	180,072.09	4.21%
Travelers Cos. Inc.	TRV	Insurance	$55.71	459.04	25,573.34	3.64%
United Technologies Corp.	UTX	Aerospace	$78.72	923.41	72,690.61	5.15%
Verizon Communications Inc.	VZ	Fixed Line Telecommunications	$35.78	2,826.78	101,142.28	2.34%
Wal-Mart Stores Inc.	WMT	Broadline Retailers	$53.93	3,561.99	192,098.36	3.53%
Walt Disney Co.	DIS	Broadcasting & Entertainment	$37.51	1,893.58	71,028.32	2.45%

(1)	The inclusion of a component stock in the Index should not be considered a recommendation to buy or sell that stock and neither we nor any of our affiliates make any representation to any purchaser of the MITTS as to the performance of the Index or any component stock included in the Index. Beneficial owners of the MITTS will not have any right to the component stocks included in the Index or any dividends paid on those stocks.

(2)	Information obtained from Bloomberg Financial Markets.

Neither we nor any of our affiliates, including the selling agent, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the Index or any successor to the Index. Dow Jones does not guarantee the accuracy or the completeness of the Index or any data included in the Index. Dow Jones assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the Index. Dow Jones disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Index or the manner in which the Index is applied in determining the amount payable on the MITTS at maturity.

Market Index Target-Term Securities®	TS-8

The following graph sets forth the monthly historical performance of the Index in the period from January 2005 through December 2010. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the MITTS may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the level of the Index is more or less likely to increase or decrease at any time over the term of the MITTS. On December 31, 2010, the closing level of the Index was 11,577.51.

Before investing in the MITTS, you should consult publicly available sources for the levels and trading pattern of the Index. The generally unsettled international environment and related uncertainties, including the risk of terrorism, may result in the Index and financial markets generally exhibiting greater volatility than in earlier periods.

License Agreement

The “DJIASM” is a product of Dow Jones Indexes, a licensed trademark of CME, and has been licensed for use. “Dow Jones®”, “DJIASM” and “Dow Jones Indexes” are service marks of Dow Jones Trademark Holdings, LLC, and have been licensed for use for certain purposes by us. The MITTS based on the DJIASM, are not sponsored, endorsed, sold, or promoted by Dow Jones, CME, or their respective affiliates. Dow Jones, CME, and their respective affiliates make no representation or warranty, express or implied, to the owners of the MITTS or any member of the public regarding the advisability of investing in securities generally or in the MITTS particularly. The only relationship of Dow Jones, CME, or any of their respective affiliates to us is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the DJIASM, which is determined, composed and calculated by CME without regard to us or the MITTS. Dow Jones and CME have no obligation to take the needs of us or the owners of the MITTS into consideration in determining, composing, or calculating DJIASM. Dow Jones, CME, and their respective affiliates are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the MITTS to be issued or in the determination or calculation of the equation by which the MITTS are to be converted into cash. Dow Jones, CME, and their respective affiliates have no obligation or liability in connection with the administration, marketing or trading of the MITTS. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the MITTS currently being issued by us, but which may be similar to and competitive with the MITTS. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the DJIASM. It is possible that this trading activity will affect the value of the DJIASM and the MITTS.

DOW JONES, CME, AND THEIR RESPECTIVE AFFILIATES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DJIASM OR ANY DATA INCLUDED THEREIN AND DOW JONES, CME AND THEIR RESPECTIVE AFFILIATES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES, CME, AND THEIR RESPECTIVE AFFILIATES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE MITTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DJIASM OR ANY DATA INCLUDED THEREIN. DOW JONES, CME, AND THEIR RESPECTIVE AFFILIATES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DJIASM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, CME, OR THEIR RESPECTIVE AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN CME AND US, OTHER THAN THE LICENSORS OF CME.

Market Index Target-Term Securities®	TS-9

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the MITTS, including the following:

•

Although there are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the MITTS, we intend to treat the MITTS as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment.

•	A U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” with respect to a MITTS without regard to cash, if any, received on the MITTS.

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Upon a sale, exchange, or retirement of a MITTS prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the MITTS. A U.S. Holder generally will treat any gain as ordinary interest income, and any loss as ordinary up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the MITTS. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-4, which you should carefully review prior to investing in the MITTS. Capitalized terms used and not defined herein have the meanings ascribed to them in product supplement MITTS-4.

General. There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of MITTS or other instruments with terms substantially the same as the MITTS. However, although the matter is not free from doubt, under current law, each MITTS should be treated as a debt instrument for U.S. federal income tax purposes. We currently intend to treat the MITTS as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the MITTS. You should be aware, however, that the IRS is not bound by our characterization of the MITTS as indebtedness and the IRS could possibly take a different position as to the proper characterization of the MITTS for U.S. federal income tax purposes. If the MITTS are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the MITTS could differ materially from the treatment discussed below, with the result that the timing and character of income, gain, or loss recognized in respect of a MITTS could differ materially from the timing and character of income, gain, or loss recognized in respect of a MITTS had the MITTS in fact been treated as debt instruments for U.S. federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the MITTS. The following summary assumes that the MITTS will be treated as debt instruments of BAC for U.S. federal income tax purposes.

Interest Accruals. The amount payable on the MITTS at maturity will depend on the performance of the Index. Accordingly, we intend to take the position that the MITTS will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method,” and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, the MITTS generally will be subject to the Treasury regulations governing contingent payment debt instruments. Under those regulations, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to a MITTS. A U.S. Holder who does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on a MITTS must timely disclose and justify the use of other estimates to the IRS.

Sale, Exchange, or Retirement of the MITTS. Upon a sale, exchange, or retirement of a MITTS prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the MITTS. A U.S. Holder’s tax basis in a MITTS generally will equal the cost of that MITTS, increased by the amount of OID previously accrued by the holder for that MITTS (without regard to any positive or negative adjustments under the contingent payment debt regulations). A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the MITTS. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Market Index Target-Term Securities®	TS-10

Hypothetical Tax Accrual Table. The following table is based upon a hypothetical projected payment schedule (including a hypothetical Redemption Amount) and a hypothetical comparable yield equal to 4.12% per annum (compounded semi-annually), which is our current estimate of the comparable yield, based upon market conditions as of the date of this term sheet as determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the MITTS as if the MITTS had been issued on January 18, 2011 and were scheduled to mature on January 29, 2016. This tax accrual table is based upon a hypothetical projected payment schedule per $10 principal amount of the MITTS, which would consist of a single payment of $12.2771 at maturity. The following table is for illustrative purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be. The actual “projected payment schedule” will be completed on the pricing date, and included in the final term sheet.

Accrual Period	Interest Deemed to Accrue on the MITTS During Accrual Period (per Unit of the MITTS)	Total Interest Deemed to Have Accrued on the MITTS as of End of Accrual Period (per Unit of the MITTS)
January 18, 2011 to December 31, 2011	$0.3963	$0.3963
January 1, 2012 to December 31, 2012	$0.4328	$0.8291
January 1, 2013 to December 31, 2013	$0.4508	$1.2799
January 1, 2014 to December 31, 2014	$0.4696	$1.7495
January 1, 2015 to December 28, 2015	$0.4890	$2.2385
January 1, 2016 to January 29, 2016	$0.0386	$2.2771

Hypothetical Projected Redemption Amount = $12.2771 per unit of the MITTS.

Additional Medicare Tax on Unearned Income. With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals and estates and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the MITTS.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the MITTS, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” beginning on page S-56 of product supplement MITTS-4.

Market Index Target-Term Securities®	TS-11

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the MITTS and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The MITTS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the MITTS.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement MITTS-4 dated September 24, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000119312509197085/d424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Market-Linked Investments Classification

Market-Linked Investments come in four basic categories, each designed to meet a different set of investor risk profiles, time horizons, income requirements and market views (bullish, bearish, moderate outlook, etc.). The following descriptions of these categories are meant solely for informational purposes and are not intended to represent any particular Market-Linked Investment or guarantee performance. Certain Market-Linked Investments may have overlapping characteristics.

Market Downside Protection: Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

Enhanced Income: These short- to medium-term market-linked notes offer you a way to enhance your income stream, either though variable or fixed-interest coupons, an added payout at maturity based on the performance of the linked asset, or both. In exchange for receiving current income, you will generally forfeit upside potential on the linked asset. Even so, the prospect of higher interest payments and/or an additional payout may equate to a higher return potential than you may be able to find through other fixed-income securities. Enhanced Income Market-Linked Investments generally do not include market downside protection. The degree to which your principal is repaid at maturity is generally determined by the performance of the linked asset. Although enhanced income streams may help offset potential declines in the asset, you can still lose part or all of your original investment.

Market Access: Market Access notes may offer exposure to certain market sectors, asset classes and/or strategies that may not even be available through the other three categories of Market-Linked Investments. Subject to certain fees, the returns on Market Access Market- Linked Investments will generally correspond on a one-to-one basis with any increases or decreases in the value of the linked asset, similar to a direct investment. In some instances, they may also provide interim coupon payments. These investments do not include the market downside protection feature and, therefore, your principal remains at risk.

Enhanced Return: These short- to medium-term investments offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market-downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept a degree of market downside risk and capped upside potential. As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

“MITTS®” and “Market Index Target-Term Securities®” are our registered service marks.

Market Index Target-Term Securities®	TS-12